SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 (FEE REQUIRED) for the fiscal year ended December 31, 2004 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 (NO FEE REQUIRED) for the transition period from _____________ to _______________

Commission file number     1-7891

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DONALDSON COMPANY, INC.
EMPLOYEE STOCK OWNERSHIP AND
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DONALDSON COMPANY, INC.
1400 WEST 94TH STREET
MINNEAPOLIS, MINNESOTA 55431

Donaldson Company, Inc.
Employee Stock Ownership
and Retirement Savings Plan
(formerly known as the Donaldson Company, Inc.
Retirement Savings Plan)
Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Donaldson Company, Inc.
Employee Stock Ownership and Retirement Savings Plan
(formerly known as the Donaldson Company, Inc. Retirement Savings Plan)
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits
December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004	3

Notes to Financial Statements	4-8

Supplemental Schedule

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2004	9

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Donaldson Company, Inc.
Employee Stock Ownership and Retirement Savings Plan
(formerly known as the Donaldson Company, Inc. Retirement Savings Plan)

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Donaldson Company, Inc. Employee Stock Ownership and Retirement Savings Plan (formerly known as the Donaldson Company, Inc. Retirement Savings Plan) (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule referred to in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 1, effective June 30, 2004, the Donaldson Company, Inc. Employee Stock Ownership Plan was merged into the Donaldson Company, Inc. Employee Stock Ownership and Retirement Savings Plan. In connection with this merger, $225,904,864 was transferred into the Plan.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 29, 2005

Donaldson Company, Inc.
Employee Stock Ownership and Retirement Savings Plan
(formerly known as the Donaldson Company, Inc. Retirement Savings Plan)
Statement of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003

Assets
Investments, at fair value
Interest-bearing cash	$—	$32,343
Mutual funds	158,390,204	135,017,301
Donaldson Company, Inc. common stock fund	289,708,528	49,223,743
Participant loans	3,716,347	3,185,225

Total investments, at fair value	451,815,079	187,458,612

Receivables
Investment income receivable	—	400

Total assets	451,815,079	187,459,012
Liabilities
Investment settlements payable	—	2,687

Net assets available for benefits	$451,815,079	$187,456,325

The accompanying notes are an integral part of these financial statements.

Donaldson Company, Inc.
Employee Stock Ownership and Retirement Savings Plan
(formerly known as the Donaldson Company, Inc. Retirement Savings Plan)
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Investment income
Interest and dividend income	$5,954,144
Net appreciation of the fair value of investments	38,375,769

44,329,913

Contributions
Employer	2,318,107
Participants	14,273,380

16,591,487

Deductions
Benefits paid to participants	(23,067,591)
Administrative expenses	(24,396)

(23,091,987)

Transfers
Transfer from ultrafilter, Inc. 401(k) Plan	421,120
Transfer from MSCA, LLC 401(k) Plan	203,357
Transfer from Donaldson Company, Inc. Employee Stock Ownership Plan	225,904,864

Net increase in net assets available for benefits	264,358,754

Net assets available for benefits
Beginning of year	187,456,325

End of year	$451,815,079

The accompanying notes are an integral part of these financial statements.

Donaldson Company, Inc.
Employee Stock Ownership and Retirement Savings Plan
(formerly known as the Donaldson Company, Inc. Retirement Savings Plan)
Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of Plan

The Donaldson Company, Inc. Employee Stock Ownership and Retirement Savings Plan (formerly known as the Donaldson Company, Inc. Retirement Savings Plan) (the “Plan”) is a contributory defined contribution plan sponsored by Donaldson Company, Inc. (the “Company”). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

Fidelity Management Trust Company is the Plan’s trustee (the “Trustee”) and recordkeeper.

Effective June 30, 2004, the Donaldson Company, Inc. Employee Stock Ownership Plan was merged into the Donaldson Company, Inc. Employee Stock Ownership and Retirement Savings Plan (formerly known as the Donaldson Company, Inc. Retirement Savings Plan). Assets of the Donaldson Company, Inc. Employee Stock Ownership Plan totaling $225,904,864 were transferred into the Plan.

Effective April 1, 2004, the ultrafilter, Inc. 401(k) Plan and the MSCA, LLC 401(k) Plan were merged into the Donaldson Company, Inc. Retirement Savings Plan. The ultrafilter, Inc. 401(k) Plan covered employees of ultrafilter, Inc., which was acquired by Donaldson Company, Inc. on April 7, 2003. The MSCA, LLC 401(k) Plan covered employees of MSCA, LLC, which became 100% owned by Donaldson Company, Inc. on November 2, 2002. The assets transferred into the Donaldson Company, Inc. Retirement Savings Plan were $421,120 for the ultrafilter, Inc. 401(k) Plan and $203,357 for the MSCA, LLC 401(k) Plan.

Eligibility
All regular full-time and part-time employees are eligible to participate in the Plan upon employment, as defined by the Plan document. Employees covered by a labor agreement are not eligible for any Company contributions.

Contributions
Each year, eligible participants may contribute to the Plan up to 25% of pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans with the approval of the Administrative Committee.

Under the terms of the Plan, the Company makes fixed matching contribution and could make discretionary contributions to the Plan. Company contributions were made in cash or through submission of shares of common stock of the Company. Any cash contributions were invested directly in common stock of the Company.

Donaldson Company, Inc.
Employee Stock Ownership and Retirement Savings Plan
(formerly known as the Donaldson Company, Inc. Retirement Savings Plan)
Notes to Financial Statements
December 31, 2004 and 2003

The Company made matching fixed contributions to the Plan based on participant contributions into the Plan. Fixed matching contributions were calculated at 100% of up to 3% of compensation deferred by the participant and deposited into the Plan and 50% of the next 2% of compensation deferred by participants and deposited into the Plan.

The Company may make discretionary contributions to the Plan from time to time. Discretionary contributions are allocated among the participants pro rata based upon total annual compensation of participants who have 1,000 hours of service in the Plan year and are in employment of the Company on the last day of the Plan year. Subsequent to each Plan year ended, the Company made a discretionary contribution of $1,095,996 and $972,906 for the Plan years ended December 31, 2004 and 2003, respectively.

Participant Accounts
Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not allocate their contributions, the contributions are placed in the Fidelity Managed Income Portfolio II Fund. Company contributions are allocated in Donaldson Company, Inc. stock.

The allocation of the participant’s contributions to the investment funds may be changed daily. There are no restrictions on transfers among or between the various investment options for employee contributions. Each participant’s account is credited with his or her contributions, including rollover distributions, and his or her share of Company contributions, and an allocation of related investment earnings thereon. Allocation of investment earnings is based on the value of the participant’s account at the close of each day. Participants can transfer Company contributions after they have five years of service.

Vesting
Participants are 100% vested in their accounts at all times.

Payment of Benefits
Upon termination of employment, disability or termination of the Plan, a participant or designated beneficiary will receive the vested portion of the participant’s account balance in a lump-sum payment. Hardship withdrawals, as defined in the Plan document, are allowed at any time, subject to approval by the Plan.

Participant Loans
Under the Plan document, participants may borrow up to 50% of their account balance or $50,000, whichever is less. Loans must be repaid by the participant within five years, unless the loan is used to acquire the participant’s primary residence in which case the term may not exceed ten years. The loan interest is one percent over the prime lending rate on the last business day of the month preceding the month in which the loan is granted. Interest rates on outstanding loans at December 31, 2004, ranged from 5% to 5.25%. Loans mature at various dates through December 2011 and are generally paid through monthly payroll deductions.

Donaldson Company, Inc.
Employee Stock Ownership and Retirement Savings Plan
(formerly known as the Donaldson Company, Inc. Retirement Savings Plan)
Notes to Financial Statements
December 31, 2004 and 2003

Plan Termination
The Company has the right under the Plan agreement to amend or terminate the Plan. In the event of termination of the Plan, the assets of the Plan will be distributed to the participants in accordance with the Plan document.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on an accrual basis. The following is a summary of significant policies which are in conformity with accounting principles generally accepted in the United States of America and are consistently followed by the Plan in the preparation of its financial statements.

Valuation of Investments
Investments in mutual funds are stated at fair value based on quoted market prices. Investments in the Donaldson Company, Inc. Common Stock Fund are valued based on the fair value of the underlying investments, primarily Donaldson Company, Inc. common stock, which is valued at quoted market prices. Participant loans are valued at estimated fair value, which consists of outstanding principal and any related accrued interest.

Investment Earnings
Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents the net appreciation (depreciation) in the fair value of its investments in the Statement of Changes in Net Assets Available for Benefits. Net appreciation (depreciation) consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions
Participant contributions and Company matching contributions are recorded in the period the employer makes the payroll deductions. Employer discretionary contributions, if any, are recorded in the period they are contributed to the Plan, which is after the end of the Plan year.

Benefits Paid to Participants
Benefits paid to participants are recorded when paid.

Plan Expenses
Investment management fees and administrative fees charged by the Trustee are paid by the Plan. All other expenses are paid by the Company, including legal, accounting and other services.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

Donaldson Company, Inc.
Employee Stock Ownership and Retirement Savings Plan
(formerly known as the Donaldson Company, Inc. Retirement Savings Plan)
Notes to Financial Statements
December 31, 2004 and 2003

Risks and Uncertainties
The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various risk factors including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits in future periods.

Concentration of Market Risk
At December 31, 2004 and 2003, approximately 64% and 26% of the Plan’s net assets were invested in the Donaldson Company, Inc. common stock, respectively. The underlying value of this fund is dependent on the performance of Donaldson Company, Inc. and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Donaldson Company, Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.	Investments

The current value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	2004	2003

Donaldson Company, Inc. common stock	$289,708,528	$49,223,743
Fidelity Managed Income Portfolio II Fund	40,488,086	39,448,813
Fidelity Equity Income Fund	37,126,275	34,570,063
Fidelity Magellan Fund	19,316,241	18,338,352
Fidelity Contrafund	19,906,124	16,304,415
Schroeder U.S. Opportunities Fund	10,638,564	—
All other investments – individually less than 5%	34,631,261	29,573,226

	$451,815,079	$187,458,612

During the year ended December 31, 2004, investments had net appreciation value as follows:

Mutual funds	$8,952,883
Donaldson Company, Inc. common stock	29,422,886

$38,375,769

At December 31, 2004, Donaldson Company, Inc. common stock consists of 8,876,099 shares of the Company’s common stock valued at $289,183,312 and $525,216 of cash in the Fidelity Institutional Cash Portfolio. At December 31, 2003, Donaldson Company, Inc. common stock consists of 822,184 shares of the Company's common stock valued at $48,640,405 and $583,338 of cash in the Fidelity Institutional Cash Portfolio.

Donaldson Company, Inc.
Employee Stock Ownership and Retirement Savings Plan
(formerly known as the Donaldson Company, Inc. Retirement Savings Plan)
Notes to Financial Statements
December 31, 2004 and 2003

4.	Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service, dated October 20, 1995, stating that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (the “Code”) and is therefore generally exempt from federal income taxes under provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Related Party Transactions

Participants have the option to direct their contributions to be invested in mutual funds which are sponsored by the Trustee, and a Company stock fund comprised primarily of Donaldson Company, Inc. common stock. The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in the Company. For the year ended December 31, 2004, purchases and sales of securities of the Company were $41,937,686 and $54,777,061, respectively.

SUPPLEMENTAL SCHEDULE

Donaldson Company, Inc.
Employee Stock Ownership and Retirement Savings Plan
(formerly known as the Donaldson Company, Inc. Retirement Savings Plan)
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004
EIN 41-0222640
Plan Number 007                                                                                                                                                                               Schedule I

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including the Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
*	Donaldson Company, Inc.	Common Stock, 8,876,099 shares		$289,183,312
*	Fidelity Institutional Cash Portfolio	Money Market Fund		525,216
*	Fidelity Managed Income Portfolio II Fund	Mutual Fund, 40,488,064 units of participation		40,488,086
*	Fidelity Equity Income Fund	Mutual Fund, 703,416 units of participation		37,126,275
*	Fidelity Magellan Fund	Mutual Fund, 186,109 units of participation		19,316,241
*	Fidelity Contrafund	Mutual Fund, 350,831 units of participation		19,906,124
*	Fidelity Divers International Fund	Mutual Fund, 295,958 units of participation		8,476,231
*	Fidelity Balanced Fund	Mutual Fund, 453,525 units of participation		8,081,816
	Schroeder U.S. Opportunities Fund	Mutual Fund, 551,507 units of participation		10,638,564
	Spartan US Equity Index Fund	Mutual Fund, 126,312 units of participation		5,413,752
	Sterling Small Cap Value I Fund	Mutual Fund, 184,169 units of participation		3,431,060
	PIMCO Total Return Fund	Mutual Fund, 320,420 units of participation		3,418,880
	Brokeragelink Fund	Mutual Fund, 1,200,305 units of participation		1,200,305
	Turner Concentrated Growth Institutional Fund	Mutual Fund, 78,562 units of participation		524,007
	FMI KB Emerging Growth Fund	Mutual Fund, 36,521 units of participation		368,863
*	Participants	Participant loans receivable, interest rates from 5% to 5.25%, payable through December 2011		3,716,347

				$451,815,079

*	Denotes party-in-interest.

**	Historical cost information is omitted as it is not required by the Department of Labor under the instructions to the Form 5500 for participant directed accounts.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DONALDSON COMPANY, INC. EMPLOYEE STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN (Name of Plan)

Date	June 30, 2005	By:	Donaldson Company, Inc., the Plan Administrator

/s/ Thomas R. VerHage
Thomas R. VerHage Vice President, Chief Financial Officer

EXHIBIT INDEX

ANNUAL REPORT ON FORM 11-K

Exhibit 23        Consent of Independent Public Accountants